June 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Office Chief Office of Global Security Risk

Re:	Broadcom Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed January 29, 2015
File No.: 0-23993

Dear Ms. Blye:

Set forth below are Broadcom Corporation’s (the “Company”) responses to the comment and requests for additional information contained in your letter to the Company dated May 21, 2015. For your convenience, the exact text of the comment provided in your letter has been included in bold and italicized face type preceding the response.

1.	You disclose in your Form 10-K and on your website that you do business in the Middle East, Africa and Latin America. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, which can be understood to be included in references to Latin America, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note also that certain of the companies you identify on page 6 of the 10-K as leading customers have reported contacts with those countries. For instance, Samsung’s website provides information about sales by Samsung Electronics in Syria and Sudan. Alcatel-Lucent discloses in its 2014 Form 20-F that it does business in Syria, Sudan and Cuba. Recent news articles report that Apple, Huawei Technologies and ZTE conduct business in Syria, Sudan and/or Cuba. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, please tell us whether these customers sell or distribute your products, components or technologies into Cuba, Sudan or Syria. You should describe any products, services, technologies or components you have provided into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has no known past, current, or anticipated contacts with Cuba, Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. To its knowledge, the Company also has not directly or indirectly provided any products, services, technologies or components to Cuba, Syria or Sudan and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities owned or controlled by such governments. Broadcom conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as State Sponsors of Terrorism. Broadcom also has a general policy that prohibits engaging in business with such sanctioned countries. The Company has established policies and procedures to ensure compliance with these laws and policy, including the following:

•	Shipping controls, which are designed to prevent shipments of tangible items to a sanctioned country;

•	Our online Customer Support Portal, which automatically blocks registration by persons located in a sanctioned country in order to prevent transfers of software or technology to such sanctioned country;

•	Standard terms and conditions, non-disclosure agreements, software licensing agreements, and other similar agreements require customers to certify compliance with applicable U.S. sanctions and export control laws and regulations;

•	Distributor compliance program, which requires Broadcom’s distributors to certify compliance with global trade laws and implement a trade compliance program to ensure compliance with relevant laws, including applicable U.S. sanctions and export control laws and regulations. This certification also requires that the distributor refrain from transactions that would cause Broadcom to violate such trade laws, even if the distributor was authorized to engage in such transactions under applicable laws; and

•	Personnel training materials, which cover red flag indicators related to prohibited transactions, such as those with sanctioned countries, and escalation of identified red flags so they can be resolved in a timely manner.

Broadcom derives its revenue from the sale of semiconductors and components that are integrated or incorporated into other products such as mobile phones, tablets and other common commercial devices. Broadcom’s products undergo significant transformation by its customers in the U.S. and abroad, including the European Union, China, Taiwan, Japan, Singapore, Malaysia, Philippines and other such countries commonly involved in the electronics supply-chain. While we generally do not know the ultimate destination of finished items that include products sold to these customers, to our knowledge, none of our customers engage in such activities in Cuba, Sudan or Syria. Under our agreements described above, our customers are obligated to comply with all relevant sanctions and trade laws (including related to transactions with Cuba, Sudan and Syria).

Currently, we have no direct knowledge of sale of products containing Broadcom components to Cuba, Sudan or Syria. One of our customers, however, has requested that we support their use of our Wi-Fi solutions for sales of smartphones in Cuba but confirmed to us that they would not begin to make any such sales until we have applied for and obtained the appropriate authorization from the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. We also respectfully note that Cuba is no longer on the list of State Sponsors of Terrorism.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your inquiry. Once you have had time to review our responses to your comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-8200.

Sincerely,

/s/ Eric K. Brandt

Eric K. Brandt

Executive Vice President and

Chief Financial Officer

cc:	Arthur Chong, Executive Vice President, General Counsel and Secretary
Brian Drake, KPMG LLP
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom, LLP